UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ra Medical Systems, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

74933X302
(CUSIP Number)

W. Keith Wilkes, Jr.
c/o RFA Management Company, LLC
1908 Cliff Valley Way N.E.
Atlanta, GA 30329

with a copy to:
Eric Orsic
McDermott Will & Emery LLP
444 West Lake Street, Suite 4000
Chicago, IL 60606
(312) 372-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.

Gary W. Rollins Voting Trust U/A dated September 14, 1994

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	261,553 (1)

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	261,553 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

261,553 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.25%

12.	Type of Reporting Person (See Instructions)

OO

(1)       Includes 261,553 shares of Common Stock held by RFT Investment Company, LLC. The Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the “GWR Voting Trust”) has a 50% voting interest in LOR, Inc., which is the manager of RFT Investment Company, LLC. Does not include 1,165,949 shares of Common Stock that may be issued upon conversion of 1,165.949 shares of Series X Preferred Stock held by RFT Investment Company LLC which may not be converted, at the earliest, until July 9, 2024. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1.	Names of Reporting Persons.

R. Randall Rollins Voting Trust U/A dated August 25, 1994

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	261,553 (1)

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	261,553 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

261,553 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.25%

12.	Type of Reporting Person (See Instructions)

OO

(1)       Includes 261,553 shares of Common Stock held by RFT Investment Company, LLC. The R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the “RRR Voting Trust”) has a 50% voting interest in LOR, Inc., which is the manager of RFT Investment Company, LLC. Does not include 1,165,949 shares of Common Stock that may be issued upon conversion of 1,165.949 shares of Series X Preferred Stock held by RFT Investment Company LLC which may not be converted, at the earliest, until July 9, 2024. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1.	Names of Reporting Persons.

LOR, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Georgia

]

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	261,553 (1)

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	261,553 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

261,553 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.25%

12.	Type of Reporting Person (See Instructions)

CO

(1)       Includes 261,553 shares of Common Stock held by RFT Investment Company, LLC. LOR, Inc. is the manager of RFT Investment Company, LLC. Does not include 1,165,949 shares of Common Stock that may be issued upon conversion of 1,165.949 shares of Series X Preferred Stock held by RFT Investment Company LLC which may not be converted, at the earliest, until July 9, 2024. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1.	Names of Reporting Persons.

RFT Investment Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	261,553 (1)

	6. Shared Voting Power	0

	7. Sole Dispositive Power	261,553 (1)

	8. Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

261,553

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.25%

12.	Type of Reporting Person (See Instructions)

OO

(1)       Does not include 1,165,949 shares of Common Stock that may be issued upon conversion of 1,165.949 shares of Series X Preferred Stock held by RFT Investment Company LLC which may not be converted, at the earliest, until July 9, 2024. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

Item 1(a). Name of Issuer:

Ra Medical Systems, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

1670 Highway 160 West

Suite 205

Fort Mill, SC 29708

Item 2(a). Name of Person Filing:

Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the “GWR Voting Trust”)

R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the “RRR Voting Trust”)

LOR, Inc.

RFT Investment Company, LLC

Item 2(b). Address of Principal Business Offices or, if none, Residence:

GWR Voting Trust

c/o RFA Management Company, LLC

1908 Cliff Valley Way, NE

Atlanta, Georgia 30329

RRR Voting Trust

c/o RFA Management Company, LLC

1908 Cliff Valley Way, NE

Atlanta, Georgia 30329

LOR, Inc.

c/o RFA Management Company, LLC

1908 Cliff Valley Way, NE

Atlanta, Georgia 30329

RFT Investment Company, LLC

c/o RFA Management Company, LLC

1908 Cliff Valley Way, NE

Atlanta, Georgia 30329

Item 2(c). Citizenship:

GWR Voting Trust – United States

RRR Voting Trust – United States

LOR, Inc. – Georgia

RFT Investment Company, LLC – Georgia

Item 2(d). Title of Class of Securities:

Common Stock, $0.0001 Par Value

Item 2(e). CUSIP Number:

74933X302

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c):

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Person hereto and is incorporated herein by reference. The percentage set forth in Row 11 of the cover page for the Reporting Person is based on 4,984,093 shares of the Common Stock issued and outstanding as of March 23, 2023 as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on March 28, 2023.

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.    Identification and Classification of Members of the Group.

Not applicable

Item 9.    Notice of Dissolution of Group.

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ TIMOTHY C. ROLLINS	Date: March 31, 2023
TIMOTHY C. ROLLINS

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and
As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994, and

As Vice President of
LOR, INC., and

As Vice President of LOR, Inc., in its capacity as Manager of
RFT INVESTMENT COMPANY, LLC

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Amendment to Schedule 13G, including further amendments thereto, with respect to the shares of Common Stock, $0.0001 par value per share, of Ra Medical Systems, Inc. and further agrees that this Joint Filing Agreement be filed with the Securities and Exchange Commission as an exhibit to such filing; provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate (as provided in Rule 13d-1(k)(1)(ii)). This Joint Filing Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the persons named below have executed this Joint Filing Agreement as of the date set forth below.

By:	/s/ TIMOTHY C. ROLLINS	Date: March 31, 2023
TIMOTHY C. ROLLINS

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and
As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994, and

As Vice President of
LOR, INC., and

As Vice President of LOR, Inc., in its capacity as Manager of
RFT INVESTMENT COMPANY, LLC